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                                 March 11, 1998


VIA EDGARLINK TRANSMISSION

Securities and Exchange Commission
ATTN: Karen Garnett, Esq.
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        Re: IDEC PHARMACEUTICALS CORPORATION - REGISTRATION STATEMENT ON FORM S-3 OF 2,300,000 SHARES OF COMMON STOCK
                (REGISTRATION NO. 333-46767)

Ladies and Gentlemen:

        On behalf of IDEC Pharmaceuticals Corporation (the "Company"), we hereby request the above-referenced Registration Statement, originally filed with the Commission on February 24, 1998 and amended on March 2, 1998, be withdrawn. The Company is requesting a withdrawal of the Registration Statement due to unanticipated market factors. Furthermore, the Company has neither sold nor made any offers to sell any of the shares covered by such Registration Statement.

        Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

        If you have any questions regarding this application, please do not hesitate to contact the Company's legal counsel, J. Stephan Dolezalek of Brobeck, Phleger & Harrison LLP, at (650) 496-2842 or, in his absence, Kimberley
E. Henningsen at (650) 496-2640.

                                        Very truly yours,

                                        IDEC PHARMACEUTICALS CORPORATION


                                        /s/ WILLIAM H. RASTETTER
                                        -------------------------------------
                                        William H. Rastetter, Ph.D.

cc:     Distribution List